EXHIBIT 99.1

RISK FACTORS

You should carefully consider the risks described below before making a decision to invest in our common stock and our senior subordinated notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock and our senior subordinated notes could decline, and you may lose all or part of your investment.

Because Gasoline Sales Comprise A Substantial Portion of Our Revenues, Interruptions in The Supply of Gasoline or Increases in The Cost of Gasoline Could Adversely Affect Our Business

Gasoline profit margins have a significant impact on our earnings because gasoline revenue has averaged 60.3% of our total revenue over the past three fiscal years. Several factors beyond our control affect the volume of gasoline we sell and the gasoline profit margins we achieve:

•	the supply and demand for gasoline

•	geo-political factors that may disrupt supply or impact demand in world crude oil markets

•	any volatility in the wholesale gasoline market

•	the pricing policies of competitors in local markets

In addition, volatility in the cost of gasoline could adversely affect the demand for gasoline and our business, financial condition or results of operations if gasoline sales volume is reduced as a result. We face this particular risk because:

•	higher gasoline retail prices may impact customer demand and gasoline gallon volume

•	we typically have no more than a seven-day supply of gasoline

•	our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline in the event of a shortage

•	the supply of gasoline for our unbranded locations could be adversely impacted in the event of a shortage

Reductions in volume of gasoline sold or our gasoline profit margins could have a material adverse effect on our results of operations. In addition, because gasoline sales generate customer traffic to our stores, decreases in gasoline sales could impact merchandise sales.

Our Growth and Operating Results Could Suffer If We are Unable to Identify and Acquire Suitable Companies, Obtain Financing or Integrate Acquired Stores or If We Discover Previously Undisclosed Liabilities Associated With Our Acquired Stores

An important part of our historical growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From April 1997 through December 2001, we acquired 1,159 convenience stores in more than 40 transactions. Given overall market conditions, currently we have substantially reduced the pace of our acquisitions and expect to acquire only a few stores in fiscal 2002. However, this does not represent a change in our long-term strategic direction. When the environment is once again favorable, we plan to continue to sensibly acquire premium chains located in our existing and contiguous markets.

While our acquisition pace may have slowed, we expect to continue our growth strategy through acquisitions which, by their nature, involve risks that could cause our actual growth or operating results to differ compared to our expectations or the expectations of security analysts. For example:

•	Our senior credit facility limits our expenditures to acquire stores to $3.0 million in fiscal 2002 and $15.0 million in 2003.

•	We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms.

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Competition for suitable acquisition candidates may increase and could result in decreased availability or increased price for suitable acquisition candidates. In addition, it is difficult to anticipate the timing and availability of acquisition candidates.

•	During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses which we acquire.

•	We may not be able to obtain the capital necessary, on favorable terms or at all, to finance our potential acquisitions.

•	We may fail to successfully integrate or manage acquired convenience stores.

•	Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

The Large Amount of Our Total Outstanding Debt and Our Obligation to Service That Debt and Meet The Related Financial Covenants Could Divert Necessary Funds from Operations, Limit Our Ability to Obtain Financing For Future Needs, Expose Us to Interest Rate Risks and Expose Us to Liquidity Risks With The Potential of Accelerated Principal Amortization

We are highly leveraged, which means that the amount of our outstanding debt is large compared to the net book value of our assets, and have substantial repayment obligations under our outstanding debt. As of December 27, 2001 we had:

•	Total consolidated debt including capital lease obligations of approximately $540.6 million

•	Shareholders’ equity of approximately $112.1 million

As of December 27, 2001, our availability under our senior credit facility for borrowing or issuing additional letters of credit was approximately $30.6 million.

Our senior credit facility contains numerous financial and operating covenants that limit our ability, and the ability of most of our subsidiaries, to engage in activities such as acquiring or disposing of assets, engaging in mergers or reorganizations, making investments or capital expenditures and paying dividends. These covenants require that we meet interest coverage, net worth and leverage tests. The indenture governing our senior subordinated notes and our senior credit facility permit us and our subsidiaries to incur or guarantee additional debt, subject to limitations.

Our level of debt and the limitations imposed on us by our debt agreements could have other important consequences to our stockholders, including the following:

•	We will have to use a portion of our cash flow from operations for debt service, rather than for our operations or to implement our growth strategy

•	We may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes

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We are vulnerable to increases in interest rates because the debt under our bank credit facility is at a variable interest rate and although in the past we have on occasion entered into certain hedging instruments in an effort to manage our interest rate risk, we cannot assure you that we will continue to do so, on favorable terms or at all, in the future

Restrictive Covenants in Our Debt Agreements May Restrict Our Ability to Implement Our Growth Strategy, Respond to Changes in Industry Conditions, Secure Additional Financing or Engage in Acquisitions

Restrictive covenants contained in our existing senior credit facility and indenture could limit our ability to finance future acquisitions, new locations and other expansion of our operations. Credit facilities entered into in the future likely will contain similar restrictive covenants. These covenants may require us to achieve specific financial ratios and to obtain lender consent prior to completing acquisitions. Any of these covenants could become more restrictive in the future. Our ability to respond to changing business conditions and to secure additional financing may be restricted by these covenants. We also may be prevented from engaging in transactions, including acquisitions which are important to our growth strategy. Any breach of these covenants could cause a default under our debt obligations and result in our debt becoming immediately due and payable which would adversely affect our business, financial condition and results of operations. For the twelve-month period ending September 27, 2001, we did not satisfy two financial covenants required by our senior credit facility. During the first quarter of fiscal 2002, we received a waiver from our senior credit group and executed an amendment to the senior credit facility that includes, among other things, a modification to financial covenants and certain increases in the floating interest rate.

If Our History of Losses Continues, We May be Unable to Complete Our Growth Strategy and Financing Plans

We have experienced losses during two out of our most recent four fiscal years. Our net losses were $3.3 million in fiscal 1998 and $2.7 million in fiscal 2001. In fiscal 1999, we had net income of $10.4 million and in fiscal 2000 we had net income of $14.0 million. We incurred interest expense of $41.3 million in fiscal 1999, $52.3 million in fiscal 2000 and $58.7 million in fiscal 2001. In fiscal 2001, we incurred unusual charges $9.0 million related to our fiscal 2001 restructuring plan ($4.8 million) and non-cash charges related to the change in fair value ($4.2 million) of certain interest rate derivative instruments. We also incurred an extraordinary loss of $3.6 million (net of taxes) in fiscal 1999, related to the early extinguishment of debt.

If we incur net losses in future periods, we may not be able to implement our growth strategy in accordance with our present plans. Continuation of our net losses may also require us to secure additional financing sooner than anticipated. Such financing may not be available in sufficient amounts, or on terms acceptable to us, and may dilute existing stockholders. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

We Have Grown Rapidly and Our Failure to Effectively Manage Our Growth and Realize Anticipated Efficiencies as A Result of Our Restructuring Plans and Acquisition Plans May Adversely Affect Our Business

We have grown from total revenue of $384.8 million in fiscal 1996 to $2.6 billion in fiscal 2001. Our ability to manage the growth of our operations will require us to continue to improve our operational, financial and human resource management information systems and our other internal systems and controls. We have recently completed our plan designed to strengthen our organizational structure and reduce our operating costs by centralizing corporate administrative functions. As part of this plan we closed an administrative facility located in Jacksonville, Florida, and integrated key marketing, finance and administrative activities into our corporate headquarters located in Sanford, North Carolina. In addition, during fiscal 2001 we achieved more efficient and streamlined operations through the merger of Lil’ Champ Food Stores, Inc. into The Pantry.

Failure to make adequate improvements to our systems and controls or to achieve the expected efficiencies of our recently completed plan may adversely affect our business, financial condition and results of operations.

In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability of our management to manage our growth effectively, or the inability of our employees to achieve anticipated performance or utilization levels, could have an adverse effect on our business, financial condition and results of operations.

If We Are Unable to Pass Along Price Increases of Tobacco Products to Our Customers, Our Business Could Be Adversely Affected Because Tobacco Sales Comprise A Substantial Portion of Our Revenues

Sales of tobacco products have averaged approximately 13.9% of our total revenue over the past three fiscal years. National and local campaigns to discourage smoking in the United States, as well as increases in taxes on cigarettes and other tobacco products, may have an adverse effect on our sales of, and margins for, tobacco products. The consumer price index on tobacco products increased approximately 9% in fiscal 2001. In general, we have passed price increases on to our customers. However due to competitive pricing in our markets, we were unable to pass along all the cost increases we encountered in fiscal 2001.

Major cigarette manufacturers periodically offer monthly rebates to retailers and historically we have passed along these rebates to our customers. We cannot assure you that major cigarette manufacturers will continue to offer these rebates or that any resulting increase in prices to our customers will not have a material adverse effect on our cigarette sales and gross profit dollars. A reduction in the amount of cigarettes we are able to sell could adversely affect our business, financial condition and results of operations.

Violations of, or Changes to, Regulations Governing The Sale of Tobacco and Alcohol Could Adversely Affect Our Business

State laws regulate the sale of alcohol and tobacco products. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

We Are Subject to Extensive Environmental Regulation, and Increased Regulation or Our Failure to Comply With Existing Regulations Could Require Substantial Capital Expenditures or Adversely Affect Our Business

Our business is subject to extensive environmental requirements, particularly environmental laws regulating underground storage tanks. Compliance with these regulations may require significant capital expenditures.

Federal, state and local regulations governing underground storage tanks were phased in over a period ending in December 1998. These regulations required us to make expenditures for compliance with corrosion protection and leak detection requirements and required spill/overfill equipment by December 1998. We believe we are in compliance with the December 1998 upgrade requirements. Failure to comply with any environmental regulations or an increase in regulations could affect our business, financial condition and results of operations.

We May Incur Substantial Liabilities For Remediation of Environmental Contamination at Our Locations

Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property or to borrow money using such property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at sites where they are located, whether or not such site is owned or operated by such person. Although we do not typically arrange for the treatment or disposal of hazardous substances, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources.

We estimate that our future expenditures for remediation of current locations net of reimbursements will be approximately $1.7 million for which reserves have been established on our financial statements. In addition, The Pantry estimates that up to $10.6 million may be expended for remediation on our behalf by state trust funds established in our operating areas or other responsible third parties including insurers. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the continued viability of these funds.

We may incur additional substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations which we may acquire in the future. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations.

Changes in Traffic Patterns and The Type, Number and Location of Competing Stores Could Result in The Loss of Customers and A Corresponding Decrease in Revenues for Affected Stores

The convenience store and retail gasoline industries are highly competitive and we may not be able to compete successfully. Changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and a corresponding decrease in revenues for affected stores. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety. In addition, inflation, increased labor and benefit costs and the lack of availability of experienced management and hourly employees may adversely affect the profitability of the convenience store industry. Any or all of these factors could create heavy competitive pressures and have an adverse affect on our business, financial condition and results of operations.

We compete with numerous retail formats including other convenience stores, gasoline service stations, supermarket chains, super stores and warehouse stores, drug stores, fast food operations and other similar retail outlets. In some of our markets our competitors have been in existence longer and have greater financial, marketing and other resources than us. As a result, our competitors may be able to respond better to changes in the economy and new opportunities in our industry.

We Depend on One Principal Supplier for The Majority of Our Merchandise and Loss of This Supplier Could Have an Adverse Impact on Our Cost of Goods and Our Business

We purchase over 50% of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., a wholly owned subsidiary of Wal-Mart. In addition, McLane supplies health and beauty aids, toys and seasonal items to all of our stores. We have a contract with McLane until 2003, but we may not be able to renew the contract upon expiration. We believe that our arrangements with vendors, including McLane, have enabled us to decrease the operating expenses of acquired companies after we complete an acquisition. Therefore, a change of suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

Increases in Federal Minimum Wage Rates Could Adversely Affect Our Business

Any appreciable increase in the statutory minimum wage rate would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

Proposed Regulations, if Adopted, Could Adversely Affect Our Business

From time to time, regulations are proposed which, if adopted, could have an adverse effect on our business, financial condition or results of operations. One example is the possibility of the introduction of a mandated system of health insurance. If such a system were adopted and applied to us, our labor costs could increase significantly and any violations of such regulation could result in fines or other penalties, which could also adversely affect our business, financial condition and results of operations.

Because Substantially all of Our Stores are Located in the Southeastern United States, Our Revenues Could Suffer if The Economy of that Region Deteriorates

Substantially all of our stores are located in the Southeast region of the United States. As a result, our results of operations are subject to general economic conditions in that region. In the event of an economic downturn in the Southeast, our business, financial condition and results of operations could be adversely impacted.

Unfavorable Weather Conditions Could Adversely Affect Our Business

Weather conditions in our operating area impact our business, financial condition and results of operations. During the spring and summer vacation season, customers are more likely to purchase higher profit margin items at our stores, such as fast foods, fountain drinks and other beverages, and more gasoline at our gasoline locations. As a result, we typically generate higher revenues and gross margins during warmer weather months in the Southeast, which fall within our third and fourth quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected.

In addition, approximately 37% of our stores are concentrated in coastal areas in the southeastern United States, and are therefore exposed to damage associated with hurricanes, tropical storms and other weather conditions in these areas.

The Interests of Freeman Spogli & Co., Our Controlling Stockholder, May Conflict With Our Interests and The Interests of Our Other Stockholders

As a result of its stock ownership and board representation, Freeman Spogli will be in a position to affect our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our other stockholders. As of February 4, 2002, Freeman Spogli owned 10,329,524 shares of common stock and warrants to purchase 2,346,000 shares of common stock, or approximately 62.0% of our common stock on a fully diluted basis. In addition, four of the eight members of our board of directors are representatives of Freeman Spogli.

Because We Depend on Our Senior Management’s Experience and Knowledge of Our Industry, We Would be Adversely Affected if Senior Management Left the Pantry

We are dependent on the continued efforts of our senior management team, including our President and Chief Executive Officer, Peter Sodini. Mr. Sodini’s employment contract terminates in September 2004. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We cannot assure you that we will be able to attract and retain additional qualified senior personnel as needed in the future. In addition, we do not maintain key personnel life insurance on our senior executives and other key employees.

Future Sales of Additional Shares into The Market May Depress The Market Price of The Common Stock

If our existing stockholders sell shares of common stock in the public market, including shares issued upon the exercise of outstanding options and warrants, or if the market perceives such sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

As of February 4, 2002, there are 18,107,597 outstanding shares of our common stock outstanding. Of these shares, 6,250,000 shares are freely tradable. 12,538,951 shares are held by affiliate investment funds of Freeman Spogli and affiliates of J.P. Morgan Partners L.L.C. (‘‘J.P. Morgan’’), who may be deemed to be affiliates of The Pantry. Pursuant to Rule 144 under the Securities Act of 1993, as amended, affiliates of The Pantry can resell up to 1% of the aggregate outstanding common stock during any three month period. In addition, Freeman Spogli and J.P. Morgan have registration rights allowing them to require us to register the resale of their shares. If Freeman Spogli and J.P. Morgan exercise their registration rights and sell shares of common stock in the public market, the market price of our common stock could decline.

Our Charter Includes Provisions Which May Have The Effect of Preventing or Hindering A Change in Control and Adversely Affecting The Market Price of Our Common Stock

Our certificate of incorporation gives our board of directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock, without obtaining shareholder approval. The existence of this preferred stock could make more difficult or discourage an attempt to obtain control of The Pantry by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, and, therefore, issuance of the preferred stock could have an adverse affect on the market price of our common stock. We have no present plans to issue any shares of our preferred stock.

Other provisions of our certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us or hinder a change in management even if doing so would be beneficial to our stockholders. These governance provisions could affect the market price of our common stock.

We may, in the future, adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. These measures may be adopted without any further vote or action by our stockholders.